UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ___.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ___.

EXHIBITS

Exhibit Number

1	Announcement dated May 28, 2021 in respect of deregistration of the American Depositary Shares and termination of reporting obligations under the U.S. Securities Exchange Act.

2	Press release dated May 28, 2021 in respect of China Unicom seeks to deregister its American Depositary Shares and terminate reporting obligations under the United States Securities Exchange Act.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•

impact of Executive Order 13959 signed by the then President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: May 28, 2021
	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

DEREGISTRATION OF THE AMERICAN DEPOSITARY SHARES AND TERMINATION OF REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT

Reference is made to the announcement of the Company dated 7 May 2021 in relation to the review decision by The New York Stock Exchange LLC (the “NYSE”) that the NYSE determined to delist the American Depositary Shares of the Company (the “ADSs”).

The NYSE filed Form 25 with the United States Securities and Exchange Commission (the “SEC”) on 7 May 2021 and the delisting of the Company’s ADSs became effective as of the beginning of the business on 18 May 2021. In light of the delisting, the Company intends to file a Form 15F with the SEC on the date of this announcement to deregister the ADSs and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s reporting obligation under the Exchange Act will be suspended immediately upon such filing. The deregistration and termination of reporting obligation is expected to become effective 90 days after the filing, unless withdrawn by the Company or objected by the SEC earlier. In the future the Company will continue to comply with its financial reporting and other obligations as a listed-issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the end of April 2021, the amount of the Company’s ADSs in issue was approximately 5 million, which represented approximately 0.2% of the Company’s total issued shares. The Bank of New York Mellon is the depositary for the Company’s ADSs. Holders of ADSs may return the ADSs to The Bank of New York Mellon in exchange for ordinary shares of the Company with each ADS returned to be exchanged into 10 ordinary shares of the Company in accordance with the terms and conditions of the deposit agreement. The Company’s ordinary shares are traded on The Stock Exchange of Hong Kong Limited. As the Company’s ADSs have been delisted from the NYSE, holders of the ADSs may contact the Bank of New York Mellon or, to the extent holding ADSs through a bank, broker or other nominee, may contact such bank, broker or nominee regarding the exchange of the ADSs into ordinary shares of the Company.

1

Shareholders and potential investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
YUNG SHUN LOY JACKY
Company Secretary

Hong Kong, 28 May 2021

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Chen Zhongyue, Li Fushen and Zhu Kebing

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming,
Chung Shui Ming Timpson and
Law Fan Chiu Fun Fanny

2

Exhibit 2

For Immediate Release

China Unicom seeks to deregister its American Depositary Shares and terminate reporting obligations under the United States Securities Exchange Act

Hong Kong, 28 May 2021 - China Unicom (Hong Kong) Limited and its subsidiaries (“China Unicom” or “the Company” and “the Group”) (HKEx: 0762) referred to its announcement dated 7 May 2021 in relation to the review decision by The New York Stock Exchange LLC (the “NYSE”) that the NYSE determined to delist the American Depositary Shares of the Company (the “ADSs”). The NYSE filed Form 25 with the United States Securities and Exchange Commission (the “SEC”) on 7 May 2021 and the delisting of the Company’s ADSs became effective as of the beginning of the business on 18 May 2021.

The Company announced that in light of the delisting, the Company intends to file a Form 15F on the date of this press release with the SEC to deregister the ADSs of the Company and terminate its reporting obligations under the United States Securities Exchange Act (the

“Exchange Act”).

The Company’s reporting obligation under the Exchange Act will be suspended immediately upon such filing. The deregistration and termination of reporting obligation is expected to become effective 90 days after the filing, unless withdrawn by the Company or objected by the SEC earlier. In the future the Company will continue to comply with its financial reporting and other obligations as a listed-issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the end of April 2021, the amount of the Company’s ADSs in issue was approximately 5 million, which represented approximately 0.2% of the Company’s total issued shares. The Bank of New York Mellon is the depositary for the Company’s ADSs. Holders of ADSs may return the ADSs to The Bank of New York Mellon in exchange for ordinary shares of the Company with each ADS returned to be exchanged into 10 ordinary shares of the Company in accordance with the terms and conditions of the deposit agreement. The Company’s ordinary shares are traded on The Stock Exchange of Hong Kong Limited. As the Company’s ADSs have been delisted from the NYSE, holders of the ADSs may contact the Bank of New York Mellon or, to the extent holding ADSs through a bank, broker or other nominee, may contact such bank, broker or nominee regarding the exchange of the ADSs into ordinary shares of the Company.

-End-

Certain statements contained in this press release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition, results of operations or prospects of the Company to be materially different from any future performance, financial condition, results of operations or prospects implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

For media enquiries, please contact:

China Unicom (Hong Kong) Limited

Mr. Ivan Wong / Ms. Joeling Law / Mr. Billy Tang

Tel: (852) 2121 3210 / (852) 2121 3225 / (852) 2121 3275

Email: ivanw@chinaunicom.com.hk / joeling.law@chinaunicom.com.hk/ billy@chinaunicom.com.hk